UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          NEWS RELEASE - MARCH 7, 2000






                               WORLD VENTURES INC.

                          Commission File No. 000-18343

                               102 Piper Crescent
                            Nanaimo, British Columbia
                                 Canada V9T 3G3
                               Tel: (250) 756-0291

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                               WORLD VENTURES INC.
                               102 Piper Crescent
                               Nanaimo BC V9T 3G3
                     Tel: (250) 756-0291 Fax: (250) 756-0298

                                  NEWS RELEASE

March  7, 2000

Over the past six months, the directors of World Ventures Inc., have turned the Company's focus from mining exploration to resort development projects. The Company's name has been changed from Nu-Dawn Resources Inc., to World Ventures Inc. The reverse stock split, one for five (1-5), which was approved at the last annual general meeting of shareholders has now been completed, and a new trading symbol, WVNTF, has been assigned by NASD for the Electronic Bulletin Board. Montreal Trust continues as the share registry for the Company.

The directors of World Ventures Inc., are pleased to announce that the Company has entered into an option agreement to purchase a one hundred and seventy acre block of real estate located within and surrounded by the Prescott National Forest in the State of Arizona. The property is located sixty-five road miles from the city of Phoenix. Located in the high country where Ponderosa Pine and Oak forests flourish, the property offers a contrast to the lower, hot, desert country a few miles away.

The agreement provides World Ventures Inc., the option to purchase the block of land for a 12 month period for four million shares of capital stock as full payment. World Ventures Inc., has further agreed to pay maintenance costs and property taxes for the option period.

World Ventures Inc., also owns outright 150 acres of land in the mountains of Costa Rica, Central America. Over the next few months, management intends to carry out feasibility studies on the resort business as it would apply to the Arizona and Costa Rica projects.

Trendwest Resorts Inc. (NASDAQ: TWRI), Intrawest Corporation (NYSE:IDR), and Bluegreen Corporation (NYSE:BXG) are some of the high profile public companies developing high country resort projects in Arizona.

World Ventures Inc., has put into place director and employee incentive stock options for a total of five hundred and fifty thousand shares at $0.25 (CAD) per share, exercisable on equal annual installments over five years.

The Company has arranged a private placement for 600,000 units at $0.25 (CAD) per unit. A unit consists of one share and a warrant to purchase one share, exercisable at $0.25 in one year or exercisable at $0.40 in two years.

Progress reports will be issued as the projects advance.

                             ON BEHALF OF THE BOARD

                              /s/ Raynerd B. Carson
                              ---------------------
                                    President

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.



WORLD VENTURES INC.

By: /s/ Raynerd B. Carson
-------------------------
Raynerd B. Carson
President

Date: March 7, 2000